UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

CUMULUS MEDIA, INC.
(Name of Issuer)
Common A Common Stock, par value $.01 per share
(Title of Class of Securities)
231082108
(CUSIP Number)
J. Travis Hain
Ridgemont Partners Management, LLC
150 North College Street, Suite 2500
Charlotte, North Carolina 28202
(704) 944-0914
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108	13D/A	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS: BA Capital Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,745,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,745,973

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,745,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108	13D/A	Page	3	of	10	Pages

1	NAME OF REPORTING PERSONS: RE SBIC Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,745,973

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,745,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,745,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108	13D/A	Page	4	of	10	Pages

1	NAME OF REPORTING PERSONS: RE Equity Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,745,973

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,745,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,745,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108	13D/A	Page	5	of	10	Pages

1	NAME OF REPORTING PERSONS: RE Equity Management GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,745,973

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,745,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,745,973

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108	13D/A	Page	6	of	10	Pages

1	NAME OF REPORTING PERSONS: J. Travis Hain I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,527,457

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,527,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,527,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	13D/A	Page	7	of	10	Pages

1	NAME OF REPORTING PERSONS: Banc of America Capital Investors SBIC, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,781,484

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,781,484

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108	13D/A	Page	8	of	10	Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management SBIC, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	231082108	13D/A	Page	9	of	10	Pages

1	NAME OF REPORTING PERSONS: Ridgemont Capital Management, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	231082108	13D/A	Page	10	of	10	Pages

1	NAME OF REPORTING PERSONS: REP I GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,781,484

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,781,484

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,781,484

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     EXPLANATORY NOTE: This Amendment No. 11 (“Amendment No. 11”) amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, Amendment No. 2 filed on February 4, 2002, Amendment No. 3 filed on April 3, 2002, Amendment No. 4 filed on March 27, 2003, Amendment No. 5 filed on February 8, 2006, Amendment No. 6 filed on May 18, 2006, Amendment No. 7 filed on June 29, 2006, Amendment No. 8 filed on December 27, 2006, Amendment No. 9 filed on June 15, 2007 and Amendment No. 10 filed on July 27, 2007.
     This Amendment No. 11 is being filed to report the execution of a voting agreement by each of BA Capital Company, L.P., a Delaware limited partnership (“BA Capital”) and Banc of America Capital Investors SBIC, L.P., a Delaware limited partnership (“BACI”), with Blackstone FC Communications Partners L.P., a Delaware corporation, as sellers’ representative, in connection with the Exchange Agreement described in Item 6 herein. Except as provided herein, this Statement does not modify any of the information previously reported on either such Schedule 13D or any amendment thereto.
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This Amendment No. 11 relates to the Class A Common Stock of Cumulus Media, Inc. (the “Company”), 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This statement is being filed jointly by (1) BA Capital, (2) RE SBIC Management, LLC, a Delaware limited liability company formerly known as BA SBIC Management, LLC (“RE SBIC Management”), (3) RE Equity Management, L.P., a Delaware limited partnership formerly known as BA Equity Management, L.P. (“RE Equity Management”), (4) RE Equity Management GP, LLC, a Delaware limited liability company formerly known as BA Equity Management GP, LLC (“RE Equity Management GP”), (5) J. Travis Hain, (6) BACI, (7) Ridgemont Capital Management SBIC, LLC, a Delaware limited liability company formerly known as Banc of America Capital Management SBIC, LLC and BancAmerica Capital Management SBIC I, LLC (“Capital Management SBIC”), (8) Ridgemont Capital Management L.P., a Delaware limited partnership formerly known as Banc of America Capital Management, L.P. and BancAmerica Capital Management I, L.P. (“Ridgemont Capital Management”) and (9) REP I GP, LLC, a Delaware limited liability company formerly known as BACM I GP, LLC (“REP GP”). The persons described in items (1) through (9) are referred to herein as the “Reporting Persons.” A list of the executive officers and directors of each Reporting Person that is not an individual is attached as Annex A.
     Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BA Capital or BACI.
     (b) The address of the principal business office of each Reporting Person is 150 North College Street, Suite 2500, Charlotte, NC 28202.
     (c) BA Capital is an investment partnership engaged principally in the business of making private equity investments. RE SBIC Management is engaged in the business of being the general partner of BA Capital. RE Equity Management is engaged in the business of being the sole member of RE SBIC Management. RE Equity Management GP is engaged in the business of being the general partner of RE Equity Management.
     BACI is an investment partnership engaged principally in the business of making private equity investments. Capital Management SBIC is engaged in the business of being the general partner of BACI. Ridgemont Capital Management is engaged in the business of being the sole member of Capital Management SBIC. REP GP is engaged in the business of being the general partner of Ridgemont Capital Management.

     Mr. Hain’s principal occupation is serving as the managing member of RE Equity Management GP, as the managing member of REP GP and as a partner in Ridgemont Partners Management, LLC, an independent private equity firm.
     The principal business and principal office address of each of the Reporting Persons is set forth in paragraph (b) above.
     (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person	State of Organization/Citizenship
BA Capital	Delaware
RE SBIC Management	Delaware
RE Equity Management	Delaware
RE Equity Management GP	Delaware
Mr. Hain	United States
BACI	Delaware
Capital Management SBIC	Delaware
Ridgemont Capital Management	Delaware
REP GP	Delaware
To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.
Item 3. Source and Amount of funds or Other Consideration.
Item 3 of this Schedule 13D is hereby amended and supplemented by replacing the last paragraph with the following:
     On December 30, 2008, the Company consummated an exchange offer by which the Company’s employees and non-employee directors (and designated affiliates of such non-employee directors) had the opportunity to exchange outstanding options to purchase the Company’s Class A Common Stock that were granted on or after October 2, 2000 for a combination of restricted shares of the Company’s Class A Common Stock and replacement options to purchase Class A Common Stock. In accordance with the terms of the exchange offer and the applicable award certificates, the restricted shares and replacement options vest at the rate of (1) 50% on the second anniversary of the date of grant and (2) 25% on each of the two succeeding anniversaries thereafter.
     As a result of the exchange offer, BA Capital received options to purchase 11,782 shares of Class A Common Stock, 5,891 of which are currently exercisable, and 3,334 restricted shares of Class A Common Stock. In addition, Robert H. Sheridan, III, who serves as a member of the Company’s board of directors and is a partner in RE Equity Management GP, received options to purchase 40,493 shares of Class A Common Stock, 20,247 of which are currently exercisable, and 10,258 restricted shares of Class A Common Stock. No additional consideration was paid by BA Capital or Mr. Sheridan to the Company for the securities issued in the exchange offer. In addition, on each of May 23, 2008, May 14, 2009 and May 5, 2010, Mr. Sheridan was awarded 6,000 restricted shares of Class A Common Stock. These restricted shares were received in consideration of Mr. Sheridan’s service on the Company’s board of directors. Mr. Sheridan serves on the board of directors of the Company as a designee of BA Capital.

Pursuant to the policies of BA Capital and its affiliates, Mr. Sheridan is deemed to hold the options and restricted shares described above for the benefit of BA Capital. BA Capital may be deemed the indirect beneficial owner of such shares, and they are included in the shares reported as beneficially owned by BA Capital.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)(i) This Amendment No. 11 relates to 7,527,457 shares of the Company’s Class A Common Stock, representing 18.2% of the Company’s outstanding shares of Class A Common Stock and 15.7% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 843,584 shares of Class A Common Stock, 849,275 shares of Class B Common Stock and options to purchase 11,782 shares of Class A Common Stock, 5,891 of which are currently exercisable or exercisable within 60 days. In addition, Mr. Sheridan holds, for the benefit of BA Capital, 26,976 restricted shares of Class A Common Stock and options to purchase 40,493 shares of Class A Common Stock, 20,247 of which are currently exercisable within 60 days. BA Capital beneficially owns 1,745,973 shares, or 4.8%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock. BACI beneficially owns 5,781,484 shares, or 14.3%, of the Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.
     Except as may otherwise be required by Delaware corporate law, shares of Class A Common Stock, Class B Common Stock and Class C Common stock vote together as a single class when such shares are entitled to vote. Shares of Class B Common Stock are convertible into shares of Class A Common Stock or Class C Common Stock on a one-for-one basis. Shares of Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights except in specified instances required by Delaware corporate law or by the Company’s articles of incorporation. Upon conversion of any share of Class B Common Stock into a share of Class C Common Stock by certain shareholders of the Company (including BA Capital), shares of Class C Common Stock become entitled to one vote per share, rather than ten votes per share.
     The 843,584 shares of Class A Common Stock currently held by BA Capital and the 821,568 shares of Class A Common Stock currently held by BACI represent 2.4% and 2.3%, respectively, of the Company’s outstanding shares of Class A Common Stock. If (1) BA Capital were to (A) convert its 849,275 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its options to purchase 5,891 shares, which are currently exercisable or exercisable within 60 days, of Class A Common Stock, (2) the options to purchase 20,247 shares, which are currently exercisable or exercisable with 60 days, issued to Mr. Sheridan were exercised, and (3) BACI were to convert its 4,959,916 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, then BA Capital and BACI would together beneficially own 7,527,457 shares of Class A Common Stock, representing 18.2% of the Company’s then outstanding shares of Class A Common Stock and 15.7% of the voting power.
     The 7,527,457 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 17.9% of the Company’s outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 15.7% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 17.9% of the voting power).
     As a result of the Voting Agreement described in Item 6 herein, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with other persons who own shares of the Company’s Class A Common Stock and are parties to voting or similar agreements with the Company or the Sellers concerning the Exchange, as described in Item 6 herein. The Reporting Persons expressly disclaim beneficial ownership of any such shares.
     Other than as set forth above with respect to the Reporting Persons, none of the shares of the Company’s Class A Common Stock or Class B Common Stock reported in this Item 5 are shares as to which any Reporting Person has a right to acquire that is exercisable within 60 days. None of the Reporting Persons beneficially owns any shares of Class A Common Stock or Class B Common Stock other than as set forth herein.
     (ii) All information herein relating to the currently outstanding number of shares of the Company’s Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 11 that there are 35,576,293 shares of Class A Common Stock outstanding, 5,809,191 shares of Class B Common Stock outstanding and 644,871 shares of Class C Common Stock outstanding, or a total of 42,030,355 shares of all classes of Common Stock outstanding.
     (b) BA Capital has sole voting and dispositive power with respect to 1,745,973 shares of Class A Common Stock, which consists of 870,560 shares of Class A Common Stock, including the 26,976 shares of restricted Class A Common Stock held by Mr. Sheridan for the benefit of BA Capital, 849,275 shares of Class B Common Stock and options to purchase 26,138 shares of Class A Common Stock, which are currently exercisable or exercisable within 60 days, including 20,247 options to purchase shares of Class A Common Stock, which are held by Mr. Sheridan for the benefit of BA Capital. BACI has sole voting and dispositive power with respect to 5,781,484 shares of Class A Common Stock, which consists of 821,568 shares of Class A Common Stock and 4,959,916 shares of Class B Common Stock.
     RE SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, RE SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     RE Equity Management is the sole member of RE SBIC Management. As a result of the operating agreement for RE SBIC Management, RE Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     RE Equity Management GP is the general partner of RE Equity Management. As a result of the limited partnership agreement for RE Equity Management, RE Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.
     Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     Ridgemont Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, Ridgemont Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     REP GP is the general partner of Ridgemont Capital Management. As a result of the limited partnership agreement for Ridgemont Capital Management, REP GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.
     Mr. Hain is the managing member of both RE Equity Management GP and REP GP and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Hain disclaims such beneficial ownership. If Mr. Hain’s employment with Ridgemont Partners Management, LLC or any of its affiliates ceases, Mr. Hain will cease to be the managing member of RE Equity Management GP and REP GP.
     (c) On December 30, 2010, Mr. Sheridan surrendered 1,282 shares of Class A Common Stock to satisfy tax withholding obligations in connection with the vesting of restricted stock held by Mr. Sheridan for the benefit of BA Capital. Other than this transaction, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

     (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s Class A Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following prior to the last paragraph:
Exchange Agreement
     On January 31, 2011, the Company entered into an Exchange Agreement pursuant to which the Company will acquire the remaining equity interests of its private affiliate Cumulus Media Partners, LLC (“CMP”) that the Company currently does not own. Pursuant to the Exchange Agreement, the Company will issue 9,945,714 shares of its common stock to affiliates of the three private equity firms that collectively own 75% of the equity interests in CMP — Bain Capital Partners LLC, The Blackstone Group L.P. (“Blackstone”) and Thomas H. Lee Partners (collectively, the “Sellers”) — in exchange for their equity interests in CMP (the “Exchange”). As a result, CMP will become a wholly owned subsidiary of the Company.
     In connection with the Exchange, the Company will ask its stockholders to approve an amendment to its certificate of incorporation to create a new class of common stock, Class D Common Stock. The Class D Common Stock will be non-voting, convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder (subject to regulatory conditions), and otherwise be treated equally with the Company’s Class A Common Stock. In addition, the amendment will eliminate the requirement that holders of the Company’s Class B Common Stock must consent to (i) any proposed merger, consolidation or other business combination involving the Company, or sale, transfer or other disposition of all or substantially all of the assets of the Company, (ii) any proposed transaction that would result in a change of control of the Company or (iii) any transaction in which the Company proposes to acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of the Company’s stockholders’ equity.
     Consummation of the Exchange is subject to various customary conditions, including approval by the Company’s stockholders of the share issuances and the above-described amendment to the Company’s certificate of incorporation and approval of the Federal Communications Commission.
Voting Agreements
     In connection with the transactions contemplated by, and as a condition to the willingness of the Sellers to enter into, the Exchange Agreement, BA Capital and BACI each entered into a Voting Agreement with Blackstone, as sellers’ representative, dated January 28, 2011 (the “Voting Agreement”) with respect to all shares of Class A Common Stock and Class B Common Stock beneficially owned by them. In the Voting Agreement, BA Capital and BACI each agreed to vote all of its respective shares (i) in favor of the charter amendments and the approval required by Nasdaq Listing Rule 5635 for issuance of the shares of the Company’s common stock to be issued pursuant to the Exchange, and (ii) against any action, proposal, transaction or agreement that would reasonably be prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Exchange or the other transactions contemplated by the Exchange Agreement.
     The Voting Agreement terminates on the first to occur of (i) the closing of the Exchange, (ii) the termination of the Exchange Agreement in accordance with its terms, (iii) 11:59 p.m. New York, New York time on December 31, 2011, and (iv) the written agreement of the Sellers, BACI and BA Capital to terminate the Voting Agreement. Until such termination, each of BA Capital and BACI has agreed not to sell, transfer, pledge, encumber or otherwise dispose of any of its shares (or enter into any voting agreement, whether by proxy or otherwise, with respect to such shares), or otherwise create any new restriction on its ability freely to exercise all voting rights with respect to such shares. The Voting Agreement was entered into by each of BA Capital and BACI solely in its capacity as stockholder and nothing in any such Voting Agreement will in any way restrict or limit any director or officer of the

Company (including any affiliates of BA Capital or BACI) from taking any action in his capacity as a director or officer of the Company that would be necessary for him to comply with his fiduciary duties as a director or officer of the Company.
     In addition, pursuant to the Voting Agreement, each of BA Capital and BACI, in their capacity as holders of all of the outstanding shares of the Company’s Class B Common Stock, which generally have no voting power except in certain circumstances specified in the Company’s Certificate of Incorporation, granted their express written consent to the transactions contemplated by the Exchange Agreement for all purposes under the Company’s Certificate of Incorporation.
     The foregoing summary of the Voting Agreement contained in this Item 6 is qualified in its entirety by reference to the Voting Agreement of BA Capital and BACI, filed herewith as Exhibit 99.2.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 2, 2011, by and among BA Capital, RE SBIC Management, RE Equity Management, RE Equity Management GP, Mr. Hain, BACI, Capital Management SBIC, Ridgemont Capital Management and REP GP (filed herewith)

Exhibit 99.2	Voting Agreement dated January 31, 2011 by and among BA Capital, BACI, and Blackstone FC Communications Partners L.P., as sellers’ representative (filed herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: February 2, 2011

BA CAPITAL COMPANY, L.P.
By:	RE SBIC Management, LLC, its general partner
By:	RE Equity management, L.P., its sole member
By:	RE Equity Management GP, LLC, its general partner
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

RE SBIC MANAGEMENT, LLC By: RE Equity Management, L.P., its sole member By: RE Equity Management GP, LLC, its general partner
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

RE EQUITY MANAGEMENT, L.P. By: RE Equity Management GP, LLC, its general partner
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

RE EQUITY MANAGEMENT GP, LLC
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

J. TRAVIS HAIN
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
By:  Ridgemont Capital Management SBIC, LLC,
        its general partner
By:  Ridgemont Capital Management, L.P., its sole
        member
By:  REP I GP, LLC, its general partner

By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

RIDGEMONT CAPITAL MANAGEMENT SBIC, LLC By: Ridgemont Capital Management L.P., its sole member By: REP I GP, LLC, its general partner
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

RIDGEMONT CAPITAL MANAGEMENT, L.P. By: REP I GP, LLC, its general partner
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

REP I GP, LLC
By:	/s/ J. Travis Hain
	Name:	J. Travis Hain
	Title:	Managing Member

Annex A
BA CAPITAL COMPANY, L.P.
Executive Officers
Not Applicable.
General Partner
RE SBIC Management, LLC
Address
The General Partner can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

RE SBIC MANAGEMENT, LLC
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

RE EQUITY MANAGEMENT, L.P.
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

RE EQUITY MANAGEMENT GP, LLC
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.
Executive Officers
Not Applicable.
General Partner
Ridgemont Capital Management SBIC, LLC
Address
The General Partner can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

RIDGEMONT CAPITAL MANAGEMENT SBIC, LLC
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

RIDGEMONT CAPITAL MANAGEMENT, L.P.
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.

REP I, GP, LLC
Executive Officers

J. Travis Hain	Partner
George E. Morgan, III	Partner
Walker L. Poole	Partner
Robert H. Sheridan, III	Partner
Address
Each of such executive officers can be reached c/o Ridgemont Equity Partners, 150 North College Street, Suite 2500, Charlotte, NC 28202.